SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Marvel Enterprises,Inc.
                             (formerly Toy Biz, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   57383M 10 8
                                   -----------
                                 (CUSIP Number)


                                 Alan S. Cooper
                             Dickstein Partners Inc.
                         660 Madison Avenue, 16th Floor
                            New York, New York 10021
                                 (212) 754-4000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 October 1, 1998
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box: |_|


                               Page 1 of 26 pages

                        Exhibit Index appears on page 22

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 2 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN & CO., L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             3,972,003 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        3,972,003 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,003/1/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   (See Item 5)                                 [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.0% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
--------
/1/ Includes 2,513,974 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 2,419,609 shares of the Issuer's 8% Convertible Exchangeable Preferred Stock (the "Preferred Stock") held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 3 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    DICKSTEIN FOCUS FUND L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             437,268 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        437,268 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,268/2/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   (See Item 5)                                  [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.3% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
--------
/2/ Includes 241,648 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 232,577 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 4 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             1,451,272 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        1,451,272 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,272/3/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES      (See Item 5)                               [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
--------
/3/ Includes 837,305 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 805,876 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 5 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN PARTNERS, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    AF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             Not Applicable
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          4,409,271 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        4,409,271 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,409,271/4/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                             [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
--------
/4/ Includes 2,755,622 shares of Common Stock issuable upon conversion of 2,652,186 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                         Page 6 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DICKSTEIN PARTNERS INC.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    AF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             Not Applicable
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          5,860,543 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        5,860,543 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,860,543/5/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES    (See Item 5)                               [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.8% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
--------
/5/ Includes 3,592,927 shares of Common Stock issuable upon conversion of 3,458,062 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 7 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ELYSSA DICKSTEIN, JEFFREY SCHWARZ, AND ALAN COOPER AS TRUSTEES
    U/T/A/D/ 12/27/88, MARK DICKSTEIN, GRANTOR
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             51,950 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        51,950 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,950/6/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES        (See Item 5)                            [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
--------
/6/Represents shares of Common Stock issuable upon conversion of 50,000 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                          Page 8 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN AND ELYSSA DICKSTEIN, AS TRUSTEES OF THE MARK AND
     ELYSSA DICKSTEIN FOUNDATION
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, 00 (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             10,390 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        10,390 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,390/7/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES        (See Item 5)                            [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         less than 0.1% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
--------
/7/Represents shares of Common Stock issuable upon conversion of 10,000 shares of Preferred Stock held by the Reporting Person.

                                  SCHEDULE  13D
CUSIP No.57383M 10 8                                        Page 9 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MARK DICKSTEIN
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, AF (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             47,500 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          5,870,933 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        47,500 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        5,870,933 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,918,433/8/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                            [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.0% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
--------
/8/ Includes 3,603,317 shares of Common Stock issuable upon conversion of 3,468,062 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                  SCHEDULE 13D
CUSIP No.57383M 10 8                                         Page 10 of 26 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ELYSSA DICKSTEIN
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x] see Item 5
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF, AF (See Item 3)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             145,460 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          62,340 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        145,460 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        62,340 (See Item 5)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,800/9/ (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     (See Item 5)                               [X]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
--------
/9/ Consists of 145,460 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of 140,000 shares of Preferred Stock held by the Reporting Person and 62,340 shares of Common Stock issuable upon conversion of 60,000 shares of Preferred Stock that may be deemed to be beneficially owned by the Reporting Person.

                                  Schedule 13D


ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Marvel Enterprises, Inc. (formerly, Toy Biz, Inc.), a Delaware corporation (the "Company"). The principal executive office of the Company is located at 685 Third Avenue, New York, New York 10017.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc."), Elyssa Dickstein, Jeffrey Schwarz, and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor (the "Dickstein Trust"), Mark Dickstein and Elyssa Dickstein, as Trustees of the Mark and Elyssa Dickstein Foundation (the "Dickstein Foundation"), Mark Dickstein and Elyssa Dickstein. Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc., the Dickstein Trust, the Dickstein Foundation, Mark Dickstein and Elyssa Dickstein are collectively referred to as the "Reporting Persons."

         Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near-bankrupt companies, (ii) risk-arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and (iii) the purchase of securities in entities which appear to be undervalued.

         Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein International is a limited-liability, open-end investment fund incorporated as an international business company in the Territory of the British Virgin Islands. Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein Partners is a Delaware limited partnership and the general partner of both Dickstein & Co. and Dickstein Focus Fund and makes all the investment and trading decisions for Dickstein & Co. and Dickstein Focus Fund.

         Dickstein Inc. is a Delaware corporation and the general partner of Dickstein Partners and makes all investment and trading decisions for Dickstein International.

         Mark Dickstein is the president and sole director of Dickstein Partners Inc.

         The Dickstein Trust is a New York trust established by Mark Dickstein, as Grantor, for the benefit of his children. Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper are the trustees of the Dickstein Trust and, as Trustees, have the authority and discretion to invest the principal of the Dickstein Trust. Mark Dickstein has no beneficial interest in the Dickstein Trust.

         The Dickstein Foundation is a New York Trust organized to be exempt from federal income taxes under Section 501(c)(3) of the Internal Revenue Code. Mark Dickstein and his wife Elyssa Dickstein are the trustees of the Dickstein Foundation. Mark Dickstein is the grantor of the Dickstein Foundation and has the sole and exclusive authority to invest the principal of the Dickstein Foundation.

         Elyssa Dickstein is the wife of Mark Dickstein.

         The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus Fund, Dickstein Partners and Dickstein Partners Inc. is 660 Madison Avenue, New York, New York 10021. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein, Elyssa Dickstein, the Dickstein Trust and the Dickstein Foundation is c/o Dickstein Partners, 660 Madison Avenue, New York, New York 10021.

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), and the Company's 8% Convertible Exchangeable Preferred Stock (the "Preferred Stock") reported in this Statement to be held by the Reporting Persons were acquired as follows:

         (a)  Shares  of  Common  Stock  acquired  in the open  market  include:
Dickstein & Co. (596,400), Dickstein Focus (141,600), Dickstein International (438,400) and Mark Dickstein (47,500). Giving effect to certain sales of the Common Stock made by each such person, the total cost of the reported shares by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein was $9,616,350, $2,059,358, $4,466,362 and $383,789, respectively. Such costs were funded out of working capital or personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         (b) Pursuant to the Fourth Amended Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code, dated July 31, 1998 by the United States District Court for the District of Delaware, case no. 97-638- RRM, in respect of certain bankruptcy cases of Marvel Entertainment Group, Inc. ("Old Marvel") and various of its subsidiaries (the "Marvel Plan"), shares of Common Stock and Preferred Stock were issued to certain of the Reporting Persons in consideration of the senior secured debt of Old Marvel held by such Reporting Persons as follows:


                                     Face
                                     Amount of                  Shares of                 Shares of
                                     Fixed Senior               Common Stock              Preferred Stock
Reporting Person                     Secured Debt               Issued for Debt           Issued for Debt
Dickstein & Co.                      $31,900,000                861,629                   519,609

Dickstein Focus                      $2,000,000                 54,020                    32,577

Dickstein International              $6,500,000                 175,567                   105,876


         Such senior secured debt of Old Marvel was acquired by the Reporting Persons at various times and for varying prices.

         (c) Pursuant to the Marvel Plan and the Stock Purchase Agreement referred to in Item 6, the Reporting Persons purchased shares of Preferred Stock at a purchase price of $10.00 per share as follows: Dickstein & Co. (1,900,000), Dickstein Focus (200,000), Dickstein International (700,000), the Dickstein Trust (50,000), the Dickstein Foundation (10,000) and Elyssa Dickstein (140,000). Such purchases were funded out of the Reporting Persons' working capital or personal funds, as the case may be.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes.

         The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Mark Dickstein was appointed a director of the Company on October 1, 1998 in connection with the consummation of the Marvel Plan and pursuant to the Stockholders' Agreement described in Item 6. See Item 6 with respect to the voting agreements and other provisions of the Stockholders' Agreement to which the Common Stock and Preferred Stock held by the Reporting Persons parties thereto are subject.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own an aggregate of 6,115,842 shares of Common Stock, representing approximately 16.4%/10/ of the Common Stock outstanding. Such shares are directly held by the Reporting Persons as follows:



                                                                                       Common Stock               Percentages of
                                                                                       Issuable Upon               Common Stock
                                                                                       Conversion of               Beneficially
                                 Common Stock              Preferred Stock            Preferred Stock                  Owned

Dickstein & Co.                   1,458, 029                  2,419,609                   2,513,974                   11.0%

Dickstein Focus                      195,620                    232,577                     241,648                    1.3

Dickstein International              613,967                    805,876                     837,305                    4.2

Dickstein Trust                           --                     50,000                      51,950                    0.2

Dickstein Foundation                      --                     10,000                      10,390                less than 0.1

Mark Dickstein                        47,500                         --                         --                     0.2

Elyssa Dickstein                          --                    140,000                     145,460                    0.4


Each share of Preferred Stock is convertible into 1.039 shares of Common Stock (subject to certain anti-dilution adjustments), votes generally with the Common Stock as a single class of the basis of the number of shares of Common Stock into which it is convertible, and votes as a separate class on certain matters as provided in the Company's Restated Certificate of Incorporation, to which reference is made for a complete specification of the terms of the Preferred Stock.

         The following table sets forth the percentages of the outstanding Common Stock, the outstanding Preferred Stock and the outstanding voting power of the Company directly held by each of the Reporting Persons:

--------
/10/ Percentages are based upon 27,746,127 shares of Common Stock reported outstanding at August 1, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, increased by 13,100,000 shares of Common Stock issued in connection with the Marvel Plan, and decreased by 7,394,000 shares of Common Stock held following consummation of the Marvel Plan by a subsidiary of the Company.


                                                                                                                Percentage
                                            Percentage of                     Percentage                      of Outstanding
                                            Common Stock/11/                 Preferred Stock/12/               Voting Power
Dickstein & Co.                                  4.3%                            14.3%                             7.9%

Dickstein Focus                                  0.6                              1.3                               0.9

Dickstein International                          1.8                              4.8                               2.9

Dickstein Trust                                   --                              0.3                               0.1

Dickstein Foundation                              --                              0.1                          less than 0.1

Mark Dickstein                                   0.1                               --                               0.1

Elyssa Dickstein                                  --                              0.8                               0.3


Total                                            6.9%                            21.7%                             12.1%


         (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Partners Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International.

         By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. By reason of his position as a trustee of the Dickstein Foundation, Mark Dickstein may be deemed to possess the power to direct the vote and disposition of the shares of Common Stock beneficially owned by the Dickstein Foundation.

         By reason of her position as trustee of the Dickstein Trust and the Dickstein Foundation, Elyssa Dickstein may be deemed to possess the power to direct the vote and disposition of the shares of Common Stock beneficially owned by the Dickstein Trust and to direct the vote of the shares of Common Stock beneficially owned by the Dickstein Foundation.

--------
/11/ Based upon 33,452,127 shares of Common Stock outstanding. See the previous footnote.
/12/ Based upon 16,900,000 shares of Preferred Stock issued pursuant to the Marvel Plan, including pursuant to the Stock Purchase Agreement.

         Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (i) Dickstein & Co. disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein International and Dickstein Focus, (ii) Dickstein Focus disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International, (iii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus, (iv) Dickstein Partners disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International, (v) Dickstein Inc. disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus, Dickstein International and Dickstein Partners, (vi) Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Inc., Dickstein Partners, and the Dickstein Foundation and (vii)
Elyssa Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Dickstein Trust and the Dickstein Foundation, except, in each case, to the extent of their actual economic interests therein, if any.

         By reason of the voting arrangements under the Stockholders' Agreement described in Item 6, the Reporting Persons may be deemed to be members of a group under Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder, and to share voting power, with the other parties to the Stockholders' Agreement, including Isaac Perlmutter, Isaac Perlmutter T.A., a Florida trust, the Laura & Isaac Perlmutter Foundation Inc., a Florida corporation, Object Trading Corp., a Delaware corporation, Zib Inc., a Delaware corporation, The Chase Manhattan Bank, Morgan Stanley Emerging Markets Inc., and Whippoorwill Associates, Incorporated, as agent or general partner of certain institutions or funds. Reference is made to the Statements on Schedule 13D filed by such persons with respect to the Common Stock for a description of their interests in the securities of the Company. The Reporting Persons disclaim beneficial ownership of any shares held by the other parties to the Stockholders' Agreement. In addition, under the voting arrangements of the Stockholders' Agreement, each Reporting Person may be deemed to hold shared voting power equal to the aggregate voting power held by the Reporting Persons as a group. See Item 6. The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock beneficially owned by the other parties to the Stockholders' Agreement.

         (c) Except for the acquisition of the shares of Common Stock and Preferred Stock set forth in paragraphs (b) and (c) of Item 3 in connection with the consummation of the Marvel Plan on October 1, 1998, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Stock Purchase Agreement. The Reporting Persons acquired the shares of Preferred Stock reported to have been acquired by them in paragraph (c) of Item 3 pursuant to a Stock Purchase Agreement, dated as of October 1, 1998, among certain of the Reporting Persons, the Company and others (the "Stock Purchase Agreement").

         Stockholders' Agreement. In connection with their acquisition of shares of Preferred Stock pursuant to the Stock Purchase Agreement and their acquisition of Common Stock and Preferred Stock in exchange for debt of Old Marvel pursuant to the Marvel Plan, certain of the Reporting Persons entered into a Stockholders' Agreement, dated as of October 1, 1998, among such Reporting Persons, the other parties to the Stockholders' Agreement identified in Item 5(b) and the Company. The form of the Stockholders' Agreement is currently being finalized and will be filed promptly by amendment. The Stockholders' Agreement provides that the Board of Directors of the Company will consist of 11 directors, of whom five directors are to be designated as nominees for election by Messrs. Avi Arad and Isaac Perlmutter and/or their affiliates who are parties to Stockholders' Agreement, one of the directors is to be so designated by the Reporting Persons that are parties to the Stockholders' Agreement and five of the directors are to be so designated by the remaining parties to the Stockholders' Agreement, each of whom was a holder of senior secured debt of Old Marvel (the "Senior Lenders"). The number of directors whom the various stockholder groups are entitled to designate will be reduced after 21 months based upon reductions in the Common Stock (including securities such as the Preferred Stock that are convertible or exchangeable for Common Stock; all such shares of Common Stock and convertible or exchangeable securities being referred to herein as "Common Stock Equivalents" and the number thereof being based, in the case of convertible or exchangeable securities, on the number of shares of Common Stock for which they are so convertible or exchangeable) held or, in the case of the Senior Lenders, deemed held, by the respective groups according to a specified formula. The Reporting Persons will cease to be entitled to designate directors if the number of Common Stock Equivalents held by the Reporting Persons who are parties to the Stockholders' Agreement is less than 1,500,000 shares (subject to adjustment). The Stockholders' Agreement also provides that the various stockholder groups will be entitled to specified representation on the Audit Committee, Compensation and Nominating Committee and the Finance Committee of the Company's Board of Directors, subject to reduction based upon a reduction in the number of Common Stock Equivalents held by the various stockholder groups according to a specified formula. Under these arrangements, the director designated by the Reporting Persons will be entitled to be a member of the Nominating and Compensation Committee.

         Each party to the Stockholders' Agreement has agreed to vote its shares in accordance with the provisions of the Stockholders' Agreement (including for election of the nominees designated as specified therein) for so long as the respective stockholder group to which it belongs is entitled to designate any directors for election to the Company's Board. In addition, a Senior Lender will cease to be bound by the Stockholders' Agreement if the number of Common Stock Equivalents held by such Senior Lender is less than 10% of the Common Stock held by such Senior Lender immediately following consummation of the Marvel Plan for a period of 184 consecutive days.

         Based upon the representations of the parties to the Stockholders' Agreement made therein, upon consummation of the Marvel Plan, the parties to the Stockholders' Agreement held in excess of 60% of the outstanding voting power of the Company.

         The foregoing does not purport to be a complete description of the terms of the Stockholders' Agreement and is qualified in its entirety by reference to the Stockholders' Agreement.

         Registration Rights Agreement. Also in connection with the execution of the Stock Purchase Agreement and the consummation of the Marvel Plan, certain of the Reporting Persons, the Company and certain other parties entered into a Registration Rights Agreement, dated as of October 1, 1998 (the "Registration Rights Agreement"). The form of the Registration Rights Agreement is currently being finalized and will be filed promptly by amendment. Under the terms of the Registration Rights Agreement, the Company has agreed to file a resale shelf registration statement under the Securities Act of 1933, as amended, with respect to all shares of Common Stock and Preferred Stock issued to the stockholder parties thereto pursuant to the Marvel Plan (including pursuant to the Stock Purchase Agreement), all shares of Common Stock issuable upon conversion of the aforesaid shares of Preferred Stock, certain convertible debt securities that the Company may exchange for the Preferred Stock and the Common Stock issuable upon conversion thereof and all shares of Common Stock otherwise owned by the stockholder parties to the Registration Rights Agreement as of the date thereof. The Registration Rights Agreement also give the stockholder parties thereto piggyback registration rights with respect to underwritten public offerings by the Company of its equity securities.

         The foregoing description of Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended

Exhibit 2      Stockholders' Agreement (to be filed by amendment)

Exhibit 3      Registration Rights Agreement (to be filed by amendment)

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 1998


                               DICKSTEIN & CO., L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                               By: /s/ Alan S. Cooper
                                        Name:  Alan S. Cooper


                               DICKSTEIN FOCUS FUND L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus
                                        Fund L.P.

                               By:/s/ Alan S. Cooper
                                        Name:  Alan S. Cooper

                           DICKSTEIN INTERNATIONAL LIMITED

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                           By: /s/ Alan S. Cooper
                                    Name:  Alan S. Cooper


                           DICKSTEIN PARTNERS, L.P.

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                           By:/s/ Alan S. Cooper
                                    Name:  Alan S. Cooper


                           DICKSTEIN PARTNERS INC.

                           By:      Alan S. Cooper, as Vice President

                           By: /s/ Alan S. Cooper
                                    Name:  Alan S. Cooper


                           MARK DICKSTEIN

                           By: /s/ Mark Dickstein
                                    Name:  Mark Dickstein


                           ELYSSA DICKSTEIN

                           By: /s/ Elyssa Dickstein
                                    Name:  Elyssa Dickstein

                           DICKSTEIN TRUST
                           Elyssa Dickstein, Jeffrey Schwarz, and
                           Alan S. Cooper as Trustees
                           U/T/A/D 12/27/88,
                           Mark Dickstein, Grantor

                           By   /s/ Alan S. Cooper
                                    Name:  Alan S. Cooper

                           DICKSTEIN FOUNDATION
                           Mark Dickstein and Elyssa Dickstein,
                           as Trustees

                           By   /s/ Alan S. Cooper
                                    Name:  Alan S. Cooper

                                 EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                               PAGE

1             Agreement of joint filing pursuant to Rule
              13d-1(k)(1) promulgated under the Securities
              Exchange Act of 1934, as amended

2             Stockholders' Agreement (to be filed by amendment)

3             Registration Rights Agreement (to be filed by amendment)

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS


         The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. are set forth below. The principal business address of each of the sole director and the officers of Dickstein Partners Inc. named below is c/o Dickstein Partners, Inc., 660 Madison Avenue, New York, New York 10021.

                             Dickstein Partners Inc.

Name and
Positions Held
Present Principal
Occupation or Employment

Mark Dickstein
President and
Sole Director
President and Sole Director of Dickstein Partners Inc.

Alan S. Cooper
Vice President
and General Counsel
Vice President and General Counsel of
Dickstein Partners Inc.

Stephen Cornick
Vice President
Vice President of Dickstein Partners Inc.

Edward Farr
Vice President
Vice President of Dickstein Partners Inc.

Mark Kaufman
Vice President
Vice President of Dickstein Partners Inc.

Arthur Wrubel
Vice President
Vice President of Dickstein Partners Inc.

                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 1, 1998.

                               DICKSTEIN & CO., L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                               By: /s/ Alan S. Cooper
                                        Name:  Alan S. Cooper


                               DICKSTEIN FOCUS FUND L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus
                                        Fund L.P.

                               By:/s/ Alan S. Cooper
                                        Name:  Alan S. Cooper

                           DICKSTEIN INTERNATIONAL LIMITED

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                           By: /s/ Alan S. Cooper
                                    Name:  Alan S. Cooper


                           DICKSTEIN PARTNERS, L.P.

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                           By:/s/ Alan S. Cooper
                                    Name:  Alan S. Cooper


                           DICKSTEIN PARTNERS INC.

                           By:      Alan S. Cooper, as Vice President

                           By: /s/ Alan S. Cooper
                                    Name:  Alan S. Cooper


                           MARK DICKSTEIN

                           By: /s/ Mark Dickstein
                                    Name:  Mark Dickstein


                           ELYSSA DICKSTEIN

                           By: /s/ Elyssa Dickstein
                                    Name:  Elyssa Dickstein

                           DICKSTEIN TRUST
                           Elyssa Dickstein, Jeffrey Schwarz, and
                           Alan S. Cooper as Trustees
                           U/T/A/D 12/27/88,
                           Mark Dickstein, Grantor

                           By   /s/ Alan S. Cooper
                                    Name:  Alan S. Cooper

                           DICKSTEIN FOUNDATION
                           Mark Dickstein and Elyssa Dickstein,
                           as Trustees

                           By   /s/ Alan S. Cooper
                                    Name:  Alan S. Cooper